FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release of Diana Shipping Inc. (the "Company") dated February 18, 2014, reporting the Company's financial results for the fourth quarter and year ended December 31, 2013.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: February 18, 2014	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos Chief Financial Officer and Treasurer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2013

ATHENS, GREECE, February 18, 2014 – Diana Shipping Inc. (NYSE: DSX), (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today reported a net loss of $9.6 million for the fourth quarter of 2013, compared to net income of $5.0 million reported for the fourth quarter of 2012.

Time charter revenues were $39.5 million for the fourth quarter of 2013, compared to $49.4 million for the same period of 2012. This was mainly due to reduced time charter rates, as well as the accelerated amortization of the prepaid charter revenue for the m/v Houston, due to the earlier redelivery of the vessel by the charterers, resulting in the unamortized balance of $3.0 million being recorded against time charter revenues in the fourth quarter of 2013. The decrease in time charter revenues was partly offset by revenues derived from the increase in ownership days resulting from the enlargement of our fleet.

Net loss for 2013 amounted to $21.2 million, compared to net income of $54.6 million for 2012. Time charter revenues were $164.0 million for 2013, compared to $220.8 million for 2012.

         Fleet Employment Profile (As of February 17, 2014)
         Currently Diana Shipping Inc.'s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
	BUILT DWT
	Panamax Bulk Carriers

1	DANAE	A	$8,250	5.00%	Intermare Transport GmbH, Hamburg	10-Mar-13	10-Sep-14 - 10-Jan-15
	2001 75,106
2	DIONE	A	$9,700	5.00%	EDF Trading Limited, UK	19-Jul-12	19-Jul-14 - 19-Dec-14
	2001 75,172
3	NIREFS	A	$8,000	5.00%	Intermare Transport GmbH, Hamburg	29-Jan-13	29-Jul-14 - 29-Jan-15

	2001 75,311
4	ALCYON	A	$7,750	5.00%	EDF Trading Limited, UK	21-Dec-12	21-Nov-14 - 21-May-15
	2001 75,247
5	TRITON	A	$19,500	4.75%	Resource Marine Pte., Ltd, Singapore	11-Dec-10	8-Nov-13	1,2
			$11,500	5.00%	CCX Shipping Co., Ltd, Hong Kong	11-Nov-13	16-Dec-13	3
			$11,000	5.00%	Bunge S.A., Geneva	16-Dec-13	1-Sep-14 - 31-Oct-14
	2001 75,336
6	OCEANIS	A	$9,250	5.00%	Ultrabulk A/S, Copenhagen, Denmark	14-Aug-12	20-Feb-14 - 14-Jul-14	4
	2001 75,211
7	THETIS	B	$8,300	5.00%	EDF Trading Limited, UK	1-Sep-13	1-Jul-15 - 1-Dec-15	5
	2004 73,583
8	PROTEFS	B	$9,000	5.00%	Cargill International S.A., Geneva	14-Sep-12	14-Sep-14 - 14-Feb-15
	2004 73,630
9	CALIPSO	B	$8,100	4.75%	Cargill International S.A., Geneva	29-Jul-13	29-Apr-15 - 29-Aug-15
	2005 73,691
10	CLIO	B	$8,600	4.75%	Cargill International S.A., Geneva	22-Aug-13	22-May-15 - 22-Aug-15	6
	2005 73,691
11	NAIAS	B	$9,250	5.00%	Ultrabulk A/S, Copenhagen, Denmark	2-Sep-12	28-Feb-14 - 2-Aug-14	4
	2006 73,546
12	ARETHUSA	B	$7,300	5.00%	Cargill International S.A., Geneva	22-Nov-12	22-May-14 - 22-Nov-14
	2007 73,593
13	ERATO	C	$6,500	5.00%	Cargill International S.A., Geneva	9-Jan-13	9-Jul-14 - 9-Jan-15	5,7
	2004 74,444
14	CORONIS	C	$10,600	5.00%	EDF Trading Limited, UK	12-Mar-12	1-Mar-14 - 27-Jun-14	4
	2006 74,381
15	MELITE	D	$7,750	5.00%	Cargill International S.A., Geneva	28-Dec-12	1-Jul-14 - 1-Jan-15
	2004 76,436
16	MELIA	D	$9,700	3.75%	Rio Tinto Shipping Pty, Ltd., Melbourne	17-Apr-13	2-Mar-14 - 17-May-14
	2005 76,225
17	ARTEMIS		$9,375	3.75%	Rio Tinto Shipping Pty, Ltd., Melbourne	26-Aug-13	26-Jun-15 - 26-Oct-15
	2006 76,942
18	LETO		$12,900	5.00%	EDF Trading Limited, UK	17-Jan-12	20-Feb-14 - 17-Nov-14	4
	2010 81,297

	Kamsarmax Bulk Carriers
19	MAIA	E	$10,900	5.00%	Glencore Grain B.V., Rotterdam	27-Feb-13	12-Aug-14 - 27-Feb-15
	2009 82,193
20	MYRSINI	E	$15,500	4.75%	Clearlake Shipping Pte. Ltd., Singapore	12-Oct-13	12-Feb-14	8
						12-Feb-14	15-Feb-15 - 10-May-15
	2010 82,117
21	MYRTO	E	$9,000	5.00%	Cargill International S.A., Geneva	25-Jan-13	25-Jul-14 - 25-Jan-15
	2013 82,131
	Post-Panamax Bulk Carriers
22	ALCMENE		$7,250	5.00%	ADM International Sarl, Rolle, Switzerland	22-Feb-13	7-Aug-14 - 22-Feb-15
	2010 93,193
23	AMPHITRITE		$10,000	5.00%	Bunge S.A., Geneva	15-Aug-12	31-May-14 - 30-Oct-14	9
	2012 98,697
24	POLYMNIA		$7,600	5.00%	Bunge S.A., Geneva	16-Jan-13	16-Jul-14 - 16-Jan-15	10,11
	2012 98,704
	Capesize Bulk Carriers
25	NORFOLK		$10,700	4.50%	Clearlake Shipping Pte. Ltd., Singapore	16-Jan-13	16-Jul-14 - 16-Jan-15	8
	2002 164,218
26	ALIKI		$26,500	5.00%	Minmetals Logistics Group Co. Ltd., Beijing	1-Mar-11	1-Feb-16 - 1-Apr-16
	2005 180,235
27	BALTIMORE		$15,000	5.00%	RWE Supply & Trading GmbH, Essen	8-Jul-13	8-Jul-16 - 8-Jan-17	12
	2005 177,243
28	SALT LAKE CITY		$13,000	5.00%	Morgan Stanley Capital Group Inc.	11-Aug-12	11-Jun-14 - 11-Dec-14
	2005 171,810
29	SIDERIS GS	F	$13,500	4.75%	Cargill International S.A., Geneva	14-Mar-13	14-Dec-14 - 14-Jun-15
	2006 174,186
30	SEMIRIO	F	$14,000	4.75%	Cargill International S.A., Geneva	19-Mar-13	19-Jan-15 - 19-Jun-15
	2007 174,261
31	BOSTON	F	$14,250	4.75%	Clearlake Shipping Pte. Ltd., Singapore	24-Aug-13	9-Aug-15 - 8-Feb-16	8
	2007 177,828
32	HOUSTON	F	$55,000	4.75%	Shagang Shipping Co.	3-Nov-09	26-Nov-13	13
			$20,500	4.75%	Clearlake Shipping Pte. Ltd., Singapore	3-Dec-13	19-Oct-14 - 18-Feb-15	8
	2009 177,729
33	NEW YORK	F	$48,000	3.75%	Nippon Yusen Kaisha, Tokyo (NYK)	3-Mar-10	3-Jan-15 - 3-May-15
	2010 177,773
34	P. S. PALIOS		$18,350	5.00%	RWE Supply & Trading GmbH, Essen	3-Dec-13	18-Sep-15 - 31-Dec-15
	2013 179,134
	Newcastlemax Bulk Carriers
35	LOS ANGELES	G	$18,000	5.00%	EDF Trading Limited, UK	9-Feb-12	9-Dec-15 - 9-Apr-16
	2012 206,104
36	PHILADELPHIA	G	$18,000	5.00%	EDF Trading Limited, UK	17-May-12	17-Jan-16 - 17-Jul-16
	2012 206,040

	Vessels Under Construction
37	HULL H2528	H	$15,800	5.00%	Glencore Grain B.V., Rotterdam	21-Feb-14	21-Aug-15 - 21-Nov-15	14,15
	(tbn CRYSTALIA)
	2014 77,525
38	HULL H2529	H	-	-	-	-	- - -	14
	(tbn ATALANDI)
	2014 76,000
39	HULL DY6006		-	-	-	-	- - -	16
	2016 82,000
40	HULL H2548	I	-	-	-	-	- - -	16
	2016 208,500
41	HULL H2549	I	-	-	-	-	- - -	16
	2016 208,500

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1 Resource Marine Pte., Ltd, Singapore is a guaranteed nominee of Macquarie Bank Limited.
2 Resource Marine Pte., Ltd, Singapore has agreed to compensate the owners for the early redelivery of the vessel on November 8, 2013 till the minimum agreed redelivery date, November 11, 2013.
3 Charterers exercised their option to redeliver the vessel back to owners at CJK area and will now have to pay US$11,500 per day for the entire period instead of US$11,000 per day previously announced.

4 Based on latest information.
5 Vessel currently off-hire for unscheduled maintenance.
6 Vessel off-hire for drydocking from December 12, 2013 to January 2, 2014.
7 Vessel off-hire from October 20, 2013 to October 21, 2013.
8 Clearlake Shipping Pte. Ltd., Singapore is a member of the Gunvor Group.
9 The charterer has the option to employ the vessel for a further 11 to 14 month period at a gross charter rate of US$11,300 per day. The optional period, if exercised, must be declared on or before the end of the 21st month of employment and will only commence at the end of the 24th month.

10 The charterer has the option to further employ the vessel for about 11 to a maximum 13 months at a gross charter rate of US$11,000 per day. The optional period, if exercised, must be declared on or before the 22nd month of employment and will only commence at the end of the 24th month.

11 Prior to October 12, 2013, chartered to Augustea Bunge Maritime Limited, Malta.
12 Vessel delivered to the Company on June 13, 2013. Due to scheduled maintenance, the vessel was delivered to the charterers on July 8, 2013.
13 From November 3, 2009 the vessel was chartered to Shagang Shipping Co. (a guaranteed nominee of the Jiangsu Shagang Group Co.), ("Shagang") with an initial termination date of October 3, 2014. On November 26, 2013, Gala Properties Inc., a wholly-owned subsidiary of Diana Shipping Inc. and owner of the vessel, received a notice from Shagang claiming that they were entitled to terminate the charter effective November 26, 2013 for purported breaches by the owners.  The owners believe they have fully performed under the terms of the charter since its inception and that Shagang has no basis for the purported termination of the charter. The owners have commenced arbitration proceedings seeking to mitigate their losses as a result of Shagang's early termination.

14 Based on latest information received by the yard.
15 Estimated date of delivery to the charterers.
16 Year of delivery and dwt are based on shipbuilding contract.

Summary of Selected Financial & Other Data (unaudited)

	Three months ended December 31,		Years ended December 31,
	2013	2012	2013	2012

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
Time charter revenues	$39,464	$49,379	$164,005	$220,785
Voyage expenses	1,798	2,083	8,119	8,274
Vessel operating expenses	19,949	19,316	77,211	66,293
Net income / (loss)	(9,597)	5,016	(21,205)	54,639
FLEET DATA
Average number of vessels	35.2	29.5	33.0	27.6
Number of vessels	36	30	36	30
Weighted average age of vessels	6.6	6.0	6.6	6.0
Ownership days	3,241	2,710	12,049	10,119
Available days	3,221	2,675	12,029	9,998
Operating days	3,204	2,575	11,944	9,865
Fleet utilization	99.5%	96.3%	99.3%	98.7%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$11,694	$17,681	$12,959	$21,255
Daily vessel operating expenses (2)	$6,155	$7,128	$6,408	$6,551

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Tuesday, February 18, 2014.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13574615.

About the Company

Diana Shipping Inc. is a leading global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012

REVENUES:
Time charter revenues	$39,464	$49,379	$164,005	$220,785
Other revenues	-	648	447	2,447

EXPENSES:
Voyage expenses	1,798	2,083	8,119	8,274
Vessel operating expenses	19,949	19,316	77,211	66,293
Depreciation and amortization of deferred charges	16,876	16,102	64,741	62,010
General and administrative expenses	7,382	6,009	23,724	24,913
Foreign currency gains	(117)	(264)	(690)	(1,374)
Operating income / (loss)	(6,424)	6,781	(8,653)	63,116

OTHER INCOME / (EXPENSES):
Interest and finance costs	(1,993)	(2,054)	(8,140)	(7,618)
Interest and other income	929	247	1,800	1,432
Loss from derivative instruments	(27)	(3)	(118)	(518)
Gain / (loss) from investment in Diana Containerships Inc.	(2,082)	45	(6,094)	(1,773)
Total other expenses, net	(3,173)	(1,765)	(12,552)	(8,477)

Net Income / (loss)	(9,597)	5,016	(21,205)	54,639

Earnings / (loss) per common share, basic and diluted	$(0.12)	$0.06	$(0.26)	$0.67

Weighted average number of common shares, basic	81,482,997	80,788,412	81,328,390	81,083,485

Weighted average number of common shares, diluted	81,482,997	80,901,900	81,328,390	81,083,485

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Net income / (loss)	$(9,597)	$5,016	$(21,205)	$54,639
Other comprehensive income/(loss) (Actuarial gain/(loss))	68	306	(30)	306
Comprehensive income / (loss)	$(9,529)	$5,322	$(21,235)	$54,945

CONDENSED CONSOLIDATED BALANCE SHEET DATA (unaudited)
(in thousands of U.S. Dollars)

	2013	2012
ASSETS

Cash and cash equivalents	$240,633	$446,624
Other current assets	11,235	20,362
Advances for vessels under construction and acquisitions and other vessel costs	38,862	11,502
Vessels' net book value	1,320,375	1,211,138
Other fixed assets, net	22,826	22,774
Other non-current assets	68,050	30,402
Total assets	$1,701,981	$1,742,802

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long-term debt	$62,752	$61,477
Long-term debt, net of current portion and deferred financing costs	385,025	414,080
Other non-current liabilities	812	821
Total stockholders' equity	1,253,392	1,266,424
Total liabilities and stockholders' equity	$1,701,981	$1,742,802

OTHER FINANCIAL DATA (unaudited)
	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012

Net Cash provided by operating activities	$16,395	$22,334	$67,400	$119,886
Net Cash used in investing activities	(72,617)	(28,248)	(245,156)	(169,913)
Net Cash provided by / (used in) financing activities	$(18,885)	$84	$(28,235)	$79,977